UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 28, 2009.

Luxottica returns to growth, with 2Q09 sales up by 3.5 percent

Record cash generation of Euro 260 million for the quarter

Milan, Italy, July 28, 2009 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, approved today its consolidated financial results for the second quarter and six-month period ended June 30, 2009, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) and with International Financial Reporting Standards (IFRS).

Second quarter 2009(1) - U.S. GAAP

(in millions of Euro)	2Q09	2Q08	Change

Net sales	1,401.6	1,354.4	+3.5	% (-3.3% at constant exch. rates)
EBITDA(2)	277.3	294.7	-5.9%
Operating income	206.0	230.2	-10.5%
Net income	115.7	132.6	-12.7%
Earnings per share (in Euro)	0.25	0.29	-12.9%

- Before trademark amortization(2)	0.28	0.32	-11.4%

First half 2009(1) – U.S. GAAP

(in millions of Euro)	1H09	1H08	Change

Net sales	2,714.0	2,753.1	-1.4% (-7.5% at constant exch. rates)
EBITDA(2)	506.9	570.0	-11.1%
Operating income	362.7	437.2	-17.1%
Net income	196.1	236.3	-17.0%
Earnings per share (in Euro)	0.43	0.52	-17.1%

- Before trademark amortization(2)	0.49	0.57	-15.3%

Performance overview for the second quarter of 2009

The performance of the Group for the second quarter confirmed that the current fiscal year saw an extremely difficult January and February, with a stabilization of the market in the following months. The most acute phase of global economic restructuring probably took place between September 2008 and March 2009, while today the environment is less uncertain albeit certainly still challenging.

There are considerable differences between geographic regions: North America is still negative but now more stable than during the first few months of the year; Europe is improving, thanks above all to good weather; and key emerging markets continue to be positive overall.

Andrea Guerra, Chief Executive Officer of Luxottica Group, commented: “We outlined our priorities for 2009 from the very beginning: a solid financial position and an immediate search for a new equilibrium and efficiencies in manufacturing and distribution, while maintaining our commitment to growth and the search for new solutions that would support the long-term growth of Luxottica. For the quarter, two results deserve to be mentioned above all: the improvement in sales and the Euro 260 million in free cash flow(2). The very positive results achieved to-date allow us to be more confident going into the second half of the year, thanks to a less challenging scenario overall.”

These results were made possible by Luxottica’s well-balanced brand portfolio and especially by the performance of Ray-Ban and Oakley. The two brands posted growth in sales in both the sun and optical businesses for the quarter but also for the trailing twelve months, which was the most difficult portion of the global economic downturn.

Consolidated results

In the second quarter of 2009, Group sales grew to Euro 1,401.6 million from Euro 1,354.4 million (up by 3.5% at current exchange rates, down by 3.3% at constant exchange rates).

In terms of operating performance, EBITDA(2) for the quarter was down year-over-year by 5.9%, to Euro 277.3 million, from Euro 294.7 million in 2008. EBITDA margin(2) was 19.8% compared with 21.8% for second quarter of 2008.

Operating income for the quarter was Euro 206.0 million, reflecting a decline by 10.5% from Euro 230.2 million for the same period in the previous year. Operating margin for the same period declined to 14.7%, from 17.0% for the second quarter of 2008, during which the Wholesale Division posted particularly strong results.

Net income for the second quarter of 2009 was Euro 115.7 million, reflecting a decline by 12.7% from Euro 132.6 million last year. Earnings per Share (EPS) were Euro 0.25 (at an average Euro/US Dollar exchange rate of approximately 1.36) , which declined 12.9% over the second quarter of 2008. In Euro, the decline in EPS before trademark amortization(2) would have been limited to 11.4%.

Thanks to tight controls over working capital, the Group enjoyed strong cash flow generation for the quarter with free cash flow(2) reaching Euro 260 million, an all-time high for the Group. This result, together with favorable exchange rate fluctuations, contributed to an appreciable reduction in the Group’s Net Debt(2) position at June 30, 2009, which was Euro 2,627.3 million compared with Euro 2,963.4 million at March 31, 2009, and Euro 2,949.5 million at the end of 2008, thus bringing the Net Debt/EBITDA(2) ratio down to 2.76X, from 3.1X at March 31, 2009 (2.9X at the end of 2008).

Wholesale Division

Speed and flexibility in new product launches, together with the success of the STARS program, the market’s positive reception of the new collections and a substantial decline in inventory reductions by clients in many markets, enabled the Group to keep net sales at the Wholesale Division generally in line with the previous year. Net sales for the Division during the quarter were Euro 576.3 million from Euro 583.4 million for the second quarter of 2008 (down by 1.2% at current exchange rates and by 3% at constant exchange rates).

Looking at the sales performance of the Division by geography, Luxottica did well in Europe and key emerging markets, while in the United States results were positive in June. Japan, on the other hand, was negative and so were results in emerging markets affected by the decline in the tourism industry.

Operating income for the quarter was Euro 129.8 million (down by 12.1%, from Euro 147.7 million for the second quarter of 2008). Operating margin for the quarter was 22.5%, compared with 25.3% for the same quarter last year.

Luxottica also secured a ten-year extension to the license agreement with Gianni Versace SpA for the design, manufacturing and worldwide distribution of optical frames and sunglasses under the Versace and Versus eyewear brands.

Retail Division

Net sales for the quarter at the Retail Division rose to Euro 825.3 million, from Euro 771.1 million in the second quarter of 2008 (up by 7.0% at current exchange rates, down by 3.4% at constant exchange rates). The Division’s operating income for the quarter, on the other hand, was Euro 115.9 million, compared with Euro 119.6 million for last year’s second quarter (down by 3.0%). Operating margin declined to 14.0% for the quarter, from 15.5% in the same period last year.

In terms of comparable store sales(3), for the second quarter the optical business in North America declined by 8.5%, notwithstanding good results at Sears Optical and Target Optical (up by 2.2%). It should be noted that EyeMed’s Managed Vision Care business posted excellent results, with sales up by 18.5% during the quarter. Comparable store sales(3) in Asia-Pacific for the quarter were down by 3.4%.

Sunglass Hut, the Group’s sun specialty chain that operates globally, reported overall comparable store sales(3) for the quarter down by 9%, with performance very positive in Australia, New Zealand, South Africa and the UK but still negative in North America.

§

In conclusion, the Board of Directors authorized, as proposed by the Chairman of the Internal Control Committee, an increase in the number of members of said Committee to four, from three. Ivanhoe Lo Bello, currently a non-executive and independent Luxottica Group Board member, has been appointed to this additional seat.

§

The second quarter and first half results for 2009 will be presented today in a conference call with the financial community starting at 6:30 PM CET. The audio portion and related slide presentation will be available to all via live webcast at www.luxottica.com.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the document results, books and accounting records.

Company media and investor relations contacts

Ivan Dompé

Group Corporate Communications Director

Tel.: +39 (02) 8633 4726

Email: Ivan.Dompe@luxottica.com

Luca Biondolillo

SVP, International Corporate Communications

Tel.: +1 (516) 918 3100

Email: LBiondolillo@us.luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Notes to the press release

(1)	All comparisons, including percentage changes, are between the three or six-month periods ended June 30, 2009 and 2008, as indicated, in accordance with U.S. GAAP.
(2)

EBITDA, EBITDA margin, free cash flow, net debt, the ratio of net debt to EBITDA and EPS before trademark amortization are all non-U.S. GAAP measures. For additional disclosure regarding such measures, please refer to the tables attached.

(3)

Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium fashion, luxury and sports eyewear, with over 6,150 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2008, Luxottica Group posted consolidated net sales of €5.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-  FINANCIAL TABLES TO FOLLOW -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTHS PERIOD ENDED

JUNE 30, 2009 AND JUNE 30, 2008

KEY FIGURES IN THOUSANDS OF EURO (3)

	2009	2008	% Change

NET SALES	1,401,626	1,354,442	3.5%

NET INCOME	115,683	132,580	-12.7%

BASIC EARNINGS PER SHARE (ADS)(2):	0.25	0.29	-12.9%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.28	0.32	-11.4%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (3)

	2009	2008	% Change

NET SALES	1,909,295	2,115,909	-9.8%

NET INCOME	157,583	207,116	-23.9%

BASIC EARNINGS PER SHARE (ADS) (2):	0.34	0.45	-24.0%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.38	0.50	-22.7%

Notes :

	2009	2008
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3622	1.5622
(2) Weighted average number of outstanding shares	457,076,280	456,481,130
(3) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(4) EPS before trademark amortization is not a US-GAAP measure. For additional disclosure regarding non-US GAAP measures and a reconciliation to US GAAP measures, see the tables attached.

LUXOTT ICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTHS PERIOD ENDED

JUNE 30, 2009 AND JUNE 30, 2008

KEY FIGURES IN THOUSANDS OF EURO (3)

	2009	2008	% Change

NET SALES	2,713,960	2,753,145	-1.4%

NET INCOME	196,077	236,285	-17.0%

BASIC EARNINGS PER SHARE (ADS) (2):	0.43	0.52	-17.1%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.49	0.57	-15.3%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2009	2008	% Change

NET SALES	3,614,995	4,213,413	-14.2%

NET INCOME	261,175	361,611	-27.8%

BASIC EARNINGS PER SHARE (ADS)(2):	0.57	0.79	-27.9%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.65	0.88	-26.3%

Notes :

	2009	2008
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3320	1.5304
(2) Weighted average number of outstanding shares	457,054,182	456,410,218

(3)  Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(4)  EPS before trademark amortization is not a US-GAAP measure. For additional disclosure regarding non-US GAAP measures and a reconciliation to US GAAP measures, see the tables attached.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2009 AND JUNE 30, 2008

In thousands of Euro (1)	2Q09	% of sales	2Q08 (2)	% of sales	% Change

NET SALES	1,401,626	100.0%	1,354,442	100.0%	3.5%
COST OF SALES	(481,579)		(438,822)
GROSS PROFIT	920,047	65.6%	915,620	67.6%	0.5%
OPERATING EXPENSES:
SELLING EXPENSES	(420,825)		(393,729)
ROYALTIES	(28,354)		(33,539)
ADVERTISING EXPENSES	(92,920)		(102,296)
GENERAL AND ADMINISTRATIVE EXPENSES	(151,784)		(136,556)
TRADEMARK AMORTIZATION	(20,179)		(19,323)
TOTAL	(714,061)		(685,443)
OPERATING INCOME	205,986	14.7%	230,177	17.0%	-10.5%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(19,660)		(30,448)
INTEREST INCOME	1,364		3,324
OTHER - NET	(2,246)		3,528
OTHER INCOME (EXPENSES)-NET	(20,542)		(23,596)
INCOME BEFORE PROVISION FOR INCOME TAXES	185,443	13.2%	206,581	15.3%	-10.2%
PROVISION FOR INCOME TAXES	(65,124)		(70,229)
NET INCOME	120,320		136,352
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(4,637)		(3,772)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	115,683	8.3%	132,580	9.8%	-12.7%
BASIC EARNINGS PER SHARE (ADS):	0.25		0.29
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.25		0.29

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,076,280		456,481,130
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,571,672		457,776,190

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTHS PERIOD ENDED

JUNE 30, 2009 AND JUNE 30, 2008

In thousands of Euro (1)	2009	% of sales	2008 (2)	% of sales	% Change

NET SALES	2,713,960	100.0%	2,753,145	100.0%	-1.4%
COST OF SALES	(933,628)		(911,387)
GROSS PROFIT	1,780,332	65.6%	1,841,758	66.9%	-3.3%
OPERATING EXPENSES:
SELLING EXPENSES	(869,516)		(826,851)
ROYALTIES	(54,166)		(68,512)
ADVERTISING EXPENSES	(171,969)		(195,068)
GENERAL AND ADMINISTRATIVE EXPENSES	(280,833)		(273,569)
TRADEMARK AMORTIZATION	(41,195)		(40,524)
TOTAL	(1,417,680)		(1,404,524)
OPERATING INCOME	362,652	13.4%	437,234	15.9%	-17.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(48,333)		(64,804)
INTEREST INCOME	3,368		6,265
OTHER - NET	(4,004)		(1,646)
OTHER INCOME (EXPENSES)-NET	(48,970)		(60,185)
INCOME BEFORE PROVISION FOR INCOME TAXES	313,683	11.6%	377,049	13.7%	-16.8%
PROVISION FOR INCOME TAXES	(108,660)		(129,893)
NET INCOME	205,023		247,156
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(8,946)		(10,871)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	196,077	7.2%	236,285	8.6%	-17.0%
BASIC EARNINGS PER SHARE (ADS):	0.43		0.52
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.43		0.52
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,054,182		456,410,218
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,325,467		457,792,534

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

In thousands of Euro	June 30, 2009	December 31, 2008 (1)

CURRENT ASSETS:
CASH AND CASH EQUIVALENT	310,322	288,450
MARKETABLE SECURITIES	484	23,550
ACCOUNTS RECEIVABLE - NET	747,104	630,018
SALES AND INCOME TAXES RECEIVABLE	36,047	151,609
INVENTORIES - NET	535,577	570,987
PREPAID EXPENSES AND OTHER	150,497	144,054
DEFERRED TAX ASSETS - CURRENT	104,839	131,907
TOTAL CURRENT ASSETS	1,884,869	1,940,575

PROPERTY, PLANT AND EQUIPMENT - NET	1,157,694	1,170,698

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,924,812	3,928,804
INVESTMENTS	5,344	5,503
OTHER ASSETS	160,933	175,234
SALES AND INCOME TAXES RECEIVABLE	965	965
DEFERRED TAX ASSETS - NON-CURRENT	92,894	83,447
TOTAL OTHER ASSETS	4,184,947	4,193,952

TOTAL	7,227,511	7,305,225

CURRENT LIABILITIES:
BANK OVERDRAFTS	228,616	432,465
CURRENT PORTION OF LONG-TERM DEBT	223,135	286,213
ACCOUNTS PAYABLE	390,525	398,080
ACCRUED EXPENSES AND OTHER	416,753	407,648
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	31,493	31,363
INCOME TAXES PAYABLE	10,878	18,353
TOTAL CURRENT LIABILITIES	1,301,400	1,574,121

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,485,851	2,519,289
LIABILITY FOR TERMINATION INDEMNITIES	54,911	55,522
DEFERRED TAX LIABILITIES - NON-CURRENT	224,335	233,551
OTHER LONG-TERM LIABILITIES	352,625	368,821
TOTAL LIABILITIES	4,419,122	4,751,304

COMMITMENTS AND CONTINGENCIES:

EQUITY:
463,537,733 ORDINARY SHARES AUTHORIZED AND ISSUED - 457,102,947 SHARES OUTSTANDING	27,812	27,802
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	196,077	379,722
RETAINED EARNINGS	2,528,567	2,099,069
TOTAL LUXOTTICA GROUP SHAREHOLDERS’ EQUITY	2,752,456	2,506,593

NONCONTROLLING INTEREST	55,933	47,328

TOTAL EQUITY	2,808,389	2,553,921

TOTAL	7,227,511	7,305,225

(1) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTHS PERIOD ENDED

JUNE 30, 2009 AND JUNE 30, 2008

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,076,977	1,636,984		2,713,960
Operating Income	235,090	199,509	(71,946)	362,652
% of sales	21.8%	12.2%		13.4%
Capital Expenditures	37,223	52,279		89,502
Depreciation & Amortization	37,310	65,769	41,201	144,280
Assets	1,948,822	1,137,761	4,140,928	7,227,511

2008 Adjusted (1)

Net Sales	1,202,943	1,550,201		2,753,145
Operating Income	304,443	204,069	(71,278)	437,234
% of sales	25.3%	13.2%		15.9%
Capital Expenditures	51,972	78,437		130,408
Depreciation & Amortization	34,131	58,123	40,524	132,778
Assets	2,019,442	1,088,090	3,828,812	6,936,344

2008 Reported

Net Sales	1,404,478	1,550,201	(201,535)	2,753,145
Operating income	346,249	153,549	(62,564)	437,234
% of sales	24.7%	9.9%		15.9%
Capital Expenditure	51,972	78,437		130,408
Depreciation & Amortization	44,840	58,930	29,008	132,778
Assets	2,804,608	1,453,792	2,677,944	6,936,344

Notes :

(1) In 2009 the Company adopted a new method to report Segmental information. This method is in compliance with SFAS no 131 requirements. For the purpose of providing comparability with financial information from previous periods, the Company has presented 2008 segment data in accordance with the revised methodology.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE SIX-MONTHS PERIOD ENDED JUNE 30, 2009

CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTH-PERIOD ENDED JUNE 30, 2009

						IAS 39
				IFRS 3	IAS 19	Derivatives /
	US GAAP	IFRS 2	IAS 2	Business	Employee	Amortized		Total	IAS / IFRS
In thousands of Euro	2009	Stock option	Inventories	combination	benefit	cost	Other	adj. IAS-IFRS	2009

NET SALES	2,713,960								2,713,960
COST OF SALES	(933,628)		2,057				(124)	1,933	(931,696)
GROSS PROFIT	1,780,332		2,057				(124)	1,933	1,782,264
OPERATING EXPENSES:
SELLING EXPENSES	(869,516)		(2,526)				(209)	(2,735)	(872,252)
ROYALTIES	(54,166)								(54,166)
ADVERTISING EXPENSES	(171,969)						(195)	(195)	(172,164)
GENERAL AND ADMINISTRATIVE EXPENSES	(280,833)	(4,130)		(751)	713			(4,168)	(285,000)
TRADEMARK AMORTIZATION	(41,195)								(41,195)
TOTAL	(1,417,680)	(4,130)	(2,526)	(751)	713		(404)	(7,098)	(1,424,777)

OPERATING INCOME	362,652	(4,130)	(470)	(751)	713		(528)	(5,165)	357,487
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(48,333)			(1,438)		862	(736)	(1,311)	(49,644)
INTEREST INCOME	3,368								3,368
OTHER - NET	(4,004)					12		12	(3,992)
OTHER INCOME (EXPENSES)-NET	(48,970)			(1,438)		875	(736)	(1,299)	(50,269)
INCOME BEFORE PROVISION FOR INCOME TAXES	313,683	(4,130)	(470)	(2,189)	713	875	(1,264)	(6,464)	307,218
PROVISION FOR INCOME TAXES	(108,660)	64	195	255	(323)	(955)	257	(506)	(109,166)
NET INCOME	205,023	(4,066)	(274)	(1,934)	391	(80)	(1,007)	(6,971)	198,052
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(8,946)			4,978				4,978	(3,967)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	196,077	(4,066)	(274)	3,044	391	(80)	(1,007)	(1,992)	194,085
BASIC EARNINGS PER SHARE (ADS) (1)	0.43								0.42
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.43								0.42

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,054,182								457,054,182
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,325,467								457,283,843

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

EBITDA represents operating income before depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•      improve transparency for investors;

•      assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•      assist investors in their assessment of the Company’s cost of debt;

•      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•      properly define the metrics used and confirm their calculation; and

•      share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•      EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•      EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•      EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•      EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•      EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•      EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of EBITDA margin on net sales.

Non-U.S. GAAP Measure: EBITDA

Millions of Euro

	2Q09	2Q08	H108	FY08	H109	LTM June 30, 2009
			(-)	+	+

Operating income (+)	206.0	230.2	(437.2)	749.8	362.7	675.2

Depreciation & amortization (+)	71.4	64.5	(132.8)	264.9	144.3	276.4

EBITDA (=)	277.3	294.7	(570.0)	1,014.7	506.9	951.6

EBITDA at avg exchange rates for the period (1)			(598.6)	1,051.9	506.9	960.1

(1)  Calculated using the 6-month average exchange rate as of June 30, 2009

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

Millions of Euro

	2Q09	2Q08	H109	H108

Operating income (+)	206.0	230.2	362.7	437.2

Depreciation & amortization (+) (+)	71.4	64.5	144.3	132.8

EBITDA (=)	277.3	294.7	506.9	570.0

Net sales (/)	1,401.6	1,354.4	2,714.0	2,753.1

EBITDA margin (=)	19.8%	21.8%	18.7%	20.7%

Non-U.S. GAAP Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents operating income before depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•      improve transparency for investors;

•      assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•      assist investors in their assessment of the Company’s cost of debt;

•      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•      properly define the metrics used and confirm their calculation; and

•      share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•      EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•      EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•      EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•      EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•      EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•      EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•      The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, see the tables on the preceding pages.

Non-U.S. GAAP Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Dec 31, 2008		Mar 31, 2009		June 30, 2009

Long-term debt (+)	2,519.3		2,453.6		2,485.9

Current portion of long-term debt (+) (+)	286.2		395.6		223.1

Bank overdrafts (+)	432.5		341.2		228.6

Cash (-)	(288.5)		(227.0)		(310.3)

Net debt (=)	2,949.5		2,963.4		2,627.3

EBITDA	1,014.7		969.0		951.6

Net debt/EBITDA	2.9	x	3.1	x	2.76	x

Net debt @ avg exchange rate (1)	2,821.2		2,993.5		2,702.8

EBITDA @ avg. exchange rates (1)	1,014.7		1,010.1		960.1

Net debt / EBITDA @ avg. exchange rates (1)	2.8	x	3.0	x	2.8	x

(1)          Calculated using the 12-month average exchange rate as of December 31, 2008, the 3-month average exchange rate as of March 31, 2009 and the 6-month average exchange rate as of June 30, 2009, respectively

Non-U.S. GAAP Measures: EPS before Trademark Amortization

Earnings per share before trademark amortization:  Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.

The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared with that of other companies in its industry.

Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

•	improve transparency for investors;
•	assist investors in their assessment of the Company’s operating performance;
•	ensure that this measure is fully understood in light of how the Company evaluates its operating results;
•	properly define the metrics used and confirm their calculation; and
•	share this measure with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies.

The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

•                  EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.  Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as a necessary element of our costs.

Therefore, any measure that excludes trademark amortization expense may have material limitations.

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of EPS before trademark amortization to EPS, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: EPS before Trademark Amortization

Millions of Euro, unless otherwise noted

	2Q09	2Q08	Δ	H109	H108	Δ

Trademark amortization and other similar intangible assets (+)	20	19		41	41
Taxes on trademark amortization and other similar intangible assets (-)	(7)	(7)		(15)	(15)
Trademark amortization and other similar intangible assets, net of taxes (=)	13	12		26	26

Average number of shares outstanding as of June 30 (in thousands) (/)	457,076	456,481		457,054	456,410

Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.03	0.03		0.06	0.05

EPS (+)	0.25	0.29	-12.9%	0.43	0.52	-17.1%

EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.28	0.32	-11.4%	0.49	0.57	-15.3%

Non-US GAAP Measures: Free Cash Flow

Free cash flow represents income from operations before depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which may be used, among other things, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

•	Improve transparency for investors;
•	Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;
•	Ensure that this measure is fully understood in light of how the Company evaluates its operating results;
•	Properly define the metrics used and confirm their calculation; and
•	Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•	The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;
•

Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•

Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: Free cash flow

Millions of Euro

2Q09
EBITDA (1)	277
Δ working capital	113
Capex	(45)

Operating cash flow	345
Financial charges (2)	(18)
Taxes	(65)
Extraordinary charges (3)	(2)

Free cash flow	260

(1)	EBITDA is not a U.S. GAAP measure; please see table on the earlier page for a reconciliation of EBITDA to operating income
(2)	Equals interest income minus interest expenses
(3)	Equals extraordinary income minus extraordinary expenses

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: July 30, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER